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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT
                                (AMENDMENT NO. 1)

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                              SARA LEE CORPORATION
                       (Name of Subject Company (Issuer))

                          SARA LEE CORPORATION (Issuer)
 (Name of Filing Person (Identifying status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    803111103
                      (CUSIP Number of Class of Securities)

                               Roderick A. Palmore
              Senior Vice President, General Counsel and Secretary
                           Three First National Plaza
                             70 West Madison Street
                             Chicago, Illinois 60602
                                 (312) 726-2600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    COPY TO:

                          Charles W. Mulaney, Jr., Esq.
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 407-0700

                            CALCULATION OF FILING FEE

        Transaction Valuation                  Amount of Filing Fee*
        ---------------------                  ---------------------
              41,402,285                              $184,282

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*    Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(a)(4) of the Exchange Act, based on $22.255, the average of the high and low per share sales prices reported on the New York Stock Exchange on April 10, 2001.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $264,888        Filing Party: Coach, Inc
                             --------                      ---------------------

     Form or Registration No.: 333-54402     Date Filed: January 26, 2001
                               ---------                 -----------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  Third-party tender offer      /X/  Issuer tender offersubject to
          subject to Rule 14d-1.             Rule 13e-4.

     / /  Going-private transaction     / /  Amendment to Schedule 13D under
          subject to Rule 133e-3.            Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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     This Amendment No. 1 ("Amendment No. 1") to Issuer Tender Offer Statement
on Schedule TO, filed on March 8, 2001 ("Schedule TO"), relates to an offer by Sara Lee Corporation (the "Exchange Offer"), a Maryland corporation ("Sara Lee") to its stockholders to exchange up to 41,402,285 shares of common stock of Sara Lee Corporation, par value $.01 per share ("Sara Lee Common Stock"), for shares of common stock, par value $.01 per share, of Coach, Inc., a Maryland corporation ("Coach Common Stock"). The Exchange Offer was made upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated March 8, 2001, the related Letter of Transmittal and instructions thereto, and certain other relevant documents. Copies of the Offering Circular-Prospectus and the related Letter of Transmittal and instructions thereto were previously filed on Schedule TO as Exhibit 12(a)(1)(i), 12(a)(1)(iii) and 12(a)(1)(iv), respectively. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following language:

     The Exchange Offer expired at 12:00 midnight, New York City time, on April 4, 2001, and was not extended. 87,934,494 shares of Sara Lee Common Stock were validly tendered and not withdrawn prior to the expiration of the Exchange Offer. Sara Lee accepted 41,402,285 shares of Sara Lee Common Stock validly tendered and distributed 35,026,333 shares of Coach Common Stock in exchange. The final proration factor for the Exchange Offer was 46.9885074%.

     On April 5, 2001, Sara Lee issued a press release announcing the preliminary results of the Exchange Offer, a copy of which is filed as Exhibit 12(a)(5)(ii) to the Amendment No. 1 and is incorporated herein by reference.

     On April 11, 2001, Sara Lee issued a press release announcing the final results of the Exchange Offer, a copy of which is filed as Exhibit 12(a)(5)(iii) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 of Schedule TO is hereby amended and supplemented by adding the following to the Index of Exhibits, which is incorporated by reference:

     12(a)(1)(xviii)     Correspondence to Uruguayan Shareholders.

     12(a)(5)(ii)        Press Release, dated April 5, 2001.

     12(a)(5)(iii)       Press Release, dated April 11, 2001.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 11, 2001               By:  /s/ R. Henry Kleeman
                                        ----------------------------------------
                                        R. Henry Kleeman
                                        Vice President, Deputy General Counsel
                                        and Assistant Secretary


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                                INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------

12(a)(1)(i)         Offering Circular-Prospectus, dated March 8, 2001,
                    incorporated by reference to the Registration Statement

12(a)(1)(ii)        Letter from C. Steven McMillan, incorporated by reference to
                    Exhibit 99.1 to the Registration Statement

12(a)(1)(iii)       Letter of Transmittal, incorporated by reference to Exhibit
                    99.2 to the Registration Statement

12(a)(1)(iv)        Instructions to Letter of Transmittal, incorporated by
                    reference to Exhibit 99.3 to the Registration Statement

12(a)(1)(v)         Form of Form of Election, incorporated by reference to
                    Exhibit 99.4 to the Registration Statement

12(a)(1)(vi)        Instructions to Form of Election, incorporated by reference to Exhibit 99.5 to the Registration Statement

12(a)(1)(vii)       Checklist for Participation in the Exchange Offer,
                    incorporated by reference to Exhibit 99.6 to the
                    Registration Statement

12(a)(1)(viii)      Letter to Brokers, Securities Dealers, Commercial Banks,
                    Trust Companies and Other Nominees, incorporated by
                    reference to Exhibit 99.7 to the Registration Statement

12(a)(1)(iix)       Letter to Clients for use by Brokers, Commercial Banks,
                    Trust Companies and Other Nominees, incorporated by
                    reference to Exhibit 99.8 to the Registration Statement

12(a)(1)(ix)        Notice of Solicited Tender, incorporated by reference to
                    Exhibit 99.9 to the Registration Statement

12(a)(1)(x)         Notice of Guaranteed Delivery, incorporated by reference to
                    Exhibit 99.10 to the Registration Statement

12(a)(1)(xi)        Instructions Substitute Form W-9 and Forms W-8,
                    incorporated by reference to Exhibit 99.11 to the
                    Registration Statement.

12(a)(1)(xii)       Correspondence to Participants in Sara Lee Employee Savings
                    Plans*

12(a)(1)(xiii)      Correspondence to Former Shareholders of Chock full o'Nuts
                    Corporation*

12(a)(1)(xiv)       Correspondence to Former Shareholders of Adams-Millis
                    Corporation*

12(a)(1)(xv)        Supplemental Disclosure for the Netherlands*

12(a)(1)(xvi)       Supplemental Disclosure for Australia*


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12(a)(1)(xvii)      Supplemental Disclosure for the United Kingdom*

12(a)(1)(xviii)     Correspondence to Uruguayan Shareholders

12(a)(2)            Not Applicable

12(a)(3)            Not Applicable

12(a)(4) Offering Circular-Prospectus dated March 8, 2001, incorporated by reference to the Registration Statement

12(a)(5)(i)         Newspaper Advertisement of Exchange Offer for Publication in
                    U.S. Newspaper*

12(a)(5)(ii)        Press Release, dated April 5, 2001

12(a)(5)(iii)       Press Release, dated April 11, 2001

12(b)               Not Applicable

12(d)               Not Applicable

12(h) Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois), incorporated by reference to Exhibit 8.1 to the Registration
                    Statement

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* Previously Filed


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